Exhibit 99.1

NEWS RELEASE

Hydro One announces executive departures

Toronto, April 1, 2019 – Hydro One today announced that Greg Kiraly, Chief Operating Officer and Jamie Scarlett, Executive Vice President and Chief Legal Officer will be leaving the company following a period of planned leadership transition.

“Under Greg’s leadership, Hydro One has been strengthening its safety culture and every aspect of its operations to better serve our employees, customers and shareholders while Jamie’s extensive knowledge and expertise in finance and securities law were critical in transforming Hydro One into a commercial enterprise,” said Paul Dobson, Acting President and CEO, Hydro One. “On behalf of the entire team at Hydro One, we wish them both the best in their future endeavors.”

Hydro One’s significant bench strength and management depth will ensure stability and continuity during this period of transition.

About Hydro One Inc:

Hydro One Inc. is a fully owned subsidiary of Hydro One Limited, Ontario’s largest electricity transmission and distribution provider with almost 1.4 million valued customers, approximately $25.7 billion in assets and 2018 annual revenues of nearly $6.2 billion. Our team of approximately 8,600 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2018, Hydro One invested almost $1.6 billion in its 30,000 circuit km of high-voltage transmission and 123,000 circuit km of primary distribution networks and injected approximately $1.3 billion into the economy by buying goods and services in Ontario. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are one of only six utility companies in Canada to achieve the Sustainable Electricity Company designation from the Canadian Electricity Association. Through Hydro One Telecom Inc.’s extensive fibre optic network, we also provide advanced broadband telecommunications services on a wholesale basis. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H).

For further information: Media: Jay Armitage, Corporate Communications, media.relations@hydroone.com, 416-345-6868; Investors: Omar Javed, Investor Relations, investor.relations@hydroone.com, 416-345-5943

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